# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DENNY'S Corp, CIK 0000852772
CUSIP: 24869P104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 203 EAST MAIN STREET, SPARTANBURG, South Carolina (SC), 29319
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004798
Filed by CIK 0001386060

## Reporting persons
- Boston Partners: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 78,105; shared voting power 0; sole dispositive power 78,105; shared dispositive power 0; aggregate amount beneficially owned 78,105 (0.15% of the class)

## Item 1. Issuer
Name of issuer: DENNY'S Corp
Address of issuer's principal executive offices:
203 EAST MAIN STREET, SPARTANBURG, SOUTH CAROLINA
29319

## Item 2. Person Filing
Name of person filing: Boston Partners
Address of principal business office or, if none, residence:
ONE BEACON STREET
30TH FLOOR
BOSTON, Massachusetts
02108
Citizenship: Boston Partners - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 78,105
Percent of class: 0.15
Sole power to vote or to direct the vote: Boston Partners - 78,105
Shared power to vote or to direct the vote: Boston Partners - 0
Sole power to dispose or to direct the disposition: Boston Partners - 78,105
Shared power to dispose or to direct the disposition: Boston Partners - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Boston Partners: /s/Akiko Lindholm, Senior Compliance Officer (01/13/2026)